SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No. 20)*

         Monmouth Real Estate Investment Corporation
                      (Name of Issuer)

                        Common Stock
                (Title of Class of Security)

                          609720107
                       (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

                      Page 1 of 3 Pages

CUSIP  No. 11-1897375          13G    Page  2  of  3 Pages



1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Eugene W. Landy          S.S. ####-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             (a) _____
                                             (b)     X
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Mr. Landy is a United States citizen.

               5.   SOLE VOTING POWER

                    214,504.6237   Direct
                      79,095.7158  Wife

NUMBER OF      6.   SHARED VOTING POWER
SHARES              161,764.6727   E.W. Landy Profit Sharing
BENEFICIALLY        126,585.1955   E.W. Landy Pension Plan
OWNED BY             60,000.0000   E.W. & Gloria Landy Family
                                     Foundation

EACH           7.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              214,504.6237   Direct
WITH                 79,095.7158   Wife

               8.   SHARED DISPOSITIVE POWER

                    161,764.6727   E.W. Landy Profit Sharing
                    126,585.1955   E.W. Landy Pension Plan
                    60,000.0000    E.W. & Gloria Landy Family
                                   Foundation

CUSIP No. 11-1897375          13G       Page 3 of 3 Pages



9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

       214,504.6237  Direct   348,349.8682 Trustee
        79,095.7158  Wife     Total:  641,950.2077*

*Does not include (a) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on 4/12/05; (b) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on 10/4/06; (c) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on 6/21/10; (d) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on 1/22/11; and (e) 739,218.9828 shares held by United Mobile Homes, Inc. Eugene W. Landy is Chairman of the Board of United Mobile Homes, Inc. and owns 13.03% of United Mobile Homes, Inc. (excluding shares of United Mobile Homes, Inc. held by Mr. Landy's adult children).

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

     Excludes shares held by Mr. Landy's adult children in which he disclaims any beneficial interest.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN. ROW 9

     4.92%

12.  TYPE OF REPORTING PERSON*

     Individual.

                        CERTIFICATION

           After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2003



                                   /s/ Eugene W. Landy
                                   Eugene W. Landy